SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Financial Statements
TIM Participações S.A.

November 30, 2009
Including the Report of Independent Auditors

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENT

November 30, 2009

A free translation from Portuguese into English of Report of Independent Auditors on financial statements in accordance with accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

The
Board of Directors and Shareholders of
TIM PARTICIPAÇÕES S.A.
Rio de Janeiro - RJ

1. We have audited the accompanying balance sheet of TIM Participações S.A. as of November 30, 2009, and the related statements of income, of changes in shareholders equity, and of cash flows for the eleven month period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2. We conducted our audit in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management of the Company, as well as an evaluation of the overall financial statement presentation.

3. As disclosed in Note 2, the financial statements referred to in paragraph 1 are being presented for a specific purpose and, accordingly, the Company is presenting neither financial statements in comparison with the prior year and period nor consolidated financial statements, which are required by the accounting practices adopted in Brazil.

4. In our opinion, except for the non presentation of comparative and consolidated financial statements, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of TIM Participações S.A. as of November 30, 2009, and the result of its operations, the changes in its shareholders’ equity and cash flows for the eleven month period then ended, in accordance with accounting practices adopted in Brazil.

Rio de Janeiro, December 10, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - RJ

Claudio Camargo
Accountant CRC - 1PR 038.371/O -1 - S - RJ

TIM PARTICIPAÇÕES S.A.

BALANCE SHEET
November 30, 2009
(In thousands of reais)

ASSETS

Current Assets
Cash and Cash Equivalents (Note 4)	35,399
Marketable Securities (Note 5)	50
Taxes and Contributions Recoverable (Note 6)	853
Other Assets	135

36,437

Non Current Assets
Long Term Assets
Marketable Securities (Note 5)	7,525
Taxes and Contributions Recoverable (Note 6)	7,323
Escrow Deposits (Note 9)	5,144

Permanent Assets
Investment (Note 7)	7,650,213
Intangible Assets (Note 8)	3,547

7,673,752

Total Assets	7,710,189

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

BALANCE SHEET
November 30, 2009
(In thousands of reais)

LIABILITIES

Current Liabilities
Suppliers – Trade Payable	1,256
Labor Obligations	29
Taxes, Rates and Contributions	36
Dividends Payable (Note 10)	20,538
Other Liabilities (Note 18)	6,500

28,359

Non Current Liabilities
Long Term Liabilities
Provision for Contingencies (Note 9)	3,996
Actuarial Liabilities (Note 15)	4,479
Reverse split of shares	20,371

28,846

Shareholder’s Equity (Note 10)
Paid up Capital	7,632,371
Capital Reserves	15,569
Revenue Reserves	147,305
Accumulated Loss	(142,261)

Total Liabilities and Shareholder’s Equity	7,710,189

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

STATEMENT OF INCOME
Eleven months period, ended November 30, 2009
(In thousands of reais, except for the loss per share, expressed in reais)

General and Administrative Expenses (Note 11)	(8,219)
Equity Pick Up (Note 7)	(138,655)
Other Operating Revenues (Expenses), net (Note 12)	2,010

(144,864)

Operating results before financial results

Financial Revenues (Expenses):
Financial Revenues (Note 13)	4,198
Financial Expenses (Note 14)	106

4,304

Operating Loss	(140,559)

Income Tax and Social Contribution (Note 9)	(1,702)

Net Loss for the Period	(142,261)

Loss per share (R$)	(0.06)

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Eleven months period, ended November 30, 2009
(In thousands of reais)

	Capital	Goodwill Reserve	Legal Reserve	Reserve for Expansion	Accumulated Loss	Total

Balances on December 31, 2008.	7,613,610	34,330	111,554	30,962	-	7,790,456

Capital increase with reserves transfer (Note 10)	18,761	(18,761)	-	-	-	-

Dividends and interest on equity capital registered on Equity (Note 10)	-	-	-	4,789	-	4,789

Loss for the period	-	-	-	-	(142,261)	(142,261)

Balances on November 30, 2009.	7,632,371	15,569	111,554	35,751	(142,261)	7,652,984

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

CASH FLOW STATEMENT
Eleven months period, ended November 30, 2009
(In thousands of reais)

Operating activities
Loss for the period	(142,261)
Adjustments to reconcile loss for the period to cash flow generated by operating activities:
Equity pick up	138,655
Actuarial liabilities	(237)
Monetary restatement over escrow deposits and contingencies	169
Interest on marketable securities	(3,627)

(7,301)
Variations in operating assets
Taxes and contributions recoverable	(853)
Dividends	174,722
Other current and non-current assets	358

Variations in assets and liabilities
Labor obligations	(5)
Suppliers - trade payable	488
Taxes and contributions recoverable	19
Provision for contingencies	(2,725)
Other short and long term liabilities	2,386

Net cash flow generated (used) by operating activities	167,089

Investment activities
Marketable securities	379

Net cash flow generated (used) by investment activities	379

Financing activities
Dividends and interest on equity capital paid	(168,037)

Net cash flow generated (used) by financing activities	(168,037)

Increase (decrease) on cash and cash equivalents	(569)

Beginning cash and cash equivalents balance	35,968
Ending cash and cash equivalents balance	35,399

See accompanying notes.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION
November 30, 2009
(In thousands of reais, except when indicated otherwise)

1 Operations

TIM Participações S.A. (“TIM Participações” or the “Company”), is a publicly-held company controlled by TIM Brasil Serviços e Participações S.A., a Telecom Italia Group’s company, who holds interests of 81.32% of its voting capital and 69.86% of its total capital.

The Company’s main operations comprise the control of companies exploring telecommunications services, especially personal mobile and fixed telephony in its authorization areas.

Through its wholly-owned subsidiary TIM Celular S.A. (“TIM Celular”), the Company holds all the capital of TIM Nordeste S.A. (“TIM Nordeste”). TIM Celular operates as a provider of Commuted Fixed Telephone Service (STFC) of the following types: Local, Domestic Long Distance and International Long Distance, and Multimedia Communication Service (SCM) in every Brazilian states. Also, together with its subsidiary, it operates as a provider of Personal Mobile Service in every Brazilian states.

The services provided by the subsidiaries are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The exploration of the Personal Mobile Service (SMP) and the Commuted Fixed Telephone Service (STFC) is for an indefinite period.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

The authorization for use of radio-frequency granted to the subsidiaries mature as follows:

	TIM Nordeste	Expiry Date

		Radio-frequencies 800 MHz, 900 MHz and 1.800 MHz	Radio- frequencies 3G

1.	Pernambuco	May, 2024	April, 2023
2.	Ceará	November, 2023	April, 2023
3.	Paraíba	December, 2023	April, 2023
4.	Rio Grande do Norte	December, 2023	April, 2023
5.	Alagoas	December, 2023	April, 2023
6.	Piauí	March, 2024	April, 2023
7.	Minas Gerais (except for the “Triângulo Mineiro” (*) municipalities for Radio-frequencies 3G)	April, 2013	April, 2023
8.	Bahia e Sergipe	August, 2012	April, 2023

(*) The Far Western region of the state of Minas Gerais.

	TIM Celular	Expiry Date

		Radio-frequencies 800 MHz, 900 MHz and 1.800 MHz	frequencies

1.	Amapá, Roraima, Pará, Amazonas, Maranhão, Rio de Janeiro and Espírito Santo	March, 2016	April, 2023
2.	Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for Pelotas and the respective region) and Londrina and Tamarana in Paraná municipalities.	March, 2016	April, 2023
3.	São Paulo	March, 2016	April, 2023
4.	Paraná (except for Londrina and Tamarana in Paraná municipalities)	September, 2022	April, 2023
5.	Santa Catarina	September, 2023	April, 2023
6.	Pelotas and the respective region in the state of Rio Grande do Sul	April, 2024	April, 2023

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

2 Financial Information Preparation and Presentation Basis

The financial statements were prepared in accordance with accounting practices applicable in Brazil (BR GAAP), based on the Corporate Law, CVM – Brazilian Securities Commission standards and procedures including the new provisions introduced (those amended and revoked by Law 11.638 of December 28, 2007 and the Provisional Measure 449 of December 3, 2008), superseded by law 11,941 of May 27, 2009, for the standards applicable to public telecommunications service concessionaires/authorized companies; and the accounting pronouncements issued by the Comitê de Pronunciamentos Contábeis – CPC (Accounting Pronouncements Committee).

The Company is presenting its financial statements for the specific purpose of being used in share swapping in light of the acquisition through merger with Holdco Participações Ltda., the parent company of Intelig. Accordingly, the Company is presenting neither financial statements in comparison with the prior year and periods nor consolidated financial statements between the Company and its direct and indirect subsidiaries.

The authorization for completion of the preparation of these financial statements was given on December 10, 2009.

The company still holds American Depositary Receipts traded on the New York Stock Exchange – USA. Because of it, the Company is subject to the rules of the Securities and Exchange Commission (SEC). In order to meet its market needs, it is the Company’s principle to disclose information prepared in accordance with the BR GAAP, simultaneously to both markets in Brazilian Reais, in Portuguese and in English.

Assets and liabilities are classified as current when their realization or settlement is estimated to occur in the next twelve months. Otherwise, they are shown as non-current.

3 Summary of the main accounting practices

a. Cash and cash equivalents

These include the balances of the checking account and short-term investments in the money market redeemable in up to 90 days from the balance sheet date, the market value of which is hardly subject to change.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

b. Financial Instruments

The financial instruments are only recognized as from the date the Company and its subsidiaries become part of the financial instruments contracts. After being recognized they are initially recorded at the fair value plus the transaction costs directly attributable to acquisition. An exception occurs in the case of financial assets and liabilities classified at the fair value, being directly entered into the “Income for the Year”. Subsequently they are measured at each balance sheet date, in accordance with the rules applying to each classification of financial assets and liabilities.

The main financial assets recognized by the Company and its subsidiaries are: cash and cash equivalents; short-term investments. These assets are classified under the following categories, according to the purpose for which they were acquired or issued:

(i) Financial assets at fair value through profit and loss: in this category are financial assets held for trading and those initially assigned the fair value under “Income”. If their original purpose is sale or repurchase in the short term, they are classified as items held for trading.

(ii) Investments held to maturity date: these are financial, non-derivative assets with fixed or determinable payments and defined maturity for which the Company has a positive intention and ability to hold until the maturity date. After the initial recognition, they are measured at the amortized cost, using the effective yield method. The interest rate, monetary restatement and exchange variation less, where applicable, losses on the recoverable value, are recognized as income, as incurred, on the financial revenue and expense line.

c. Investments

The investments in subsidiaries are valued by the equity method.

d. Intangible assets

Comprised of goodwill balances recorded in accordance with Brazilian SEC Rule No 247 and related amendments thereto. These balances were amortized up to December 2008, in accordance with the useful life estimated at ten years. As from 2009, in conformity with the requirements of Law No. 11638/07, the goodwill balances are no longer amortized from time to time, and their future realization is tested at least once a year. In case of doubts about their realization, provisions for impairment are recorded.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

e. Liabilities

These are recognized in the balance sheet when the Company has a legal obligation or one arising from past events, the settlement of which may require disbursement of economic resources. Some liabilities involve uncertainties concerning the term and value, being estimated as incurred and recorded by means of a provision. The provisions are recorded based on the best estimates of related risks.

f. Income tax and social contribution

The provision for income tax and social contribution is calculated in accordance with pertinent legislation in force at the balance sheet date. Income tax is calculated at 15% on taxable profit, plus 10% surtax on portions exceeding R$240 in a 12-month period. Social contribution is calculated at 9% on taxable profit recognized on the accrual basis. Income tax is computed on annual taxable profit, pursuant to current legislation. Social contribution tax is calculated at effective rates on income before taxes.

Prepaid amounts or those which can be offset are shown as current or non-current assets, depending on the expectative of its realization.

g. Provision for contingencies

This provision is set up based on the opinion of the Companies´ internal and external lawyers and management, in an amount deemed sufficient to cover probable losses and risks. Possible losses and risks are disclosed, while remote losses are not.

h. Pension plans and other post-employment benefits

The Company records the adjustments related to the obligations of the employees’ pension plan, based on the Projected Credit Unit method, in conformity with the rules established by IBRACON NPC 26, approved by CVM Deliberation N°. 371.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

i. Use of estimates

Estimates are used for measuring and recognizing certain assets and liabilities reflected in the financial statements of the Company. In making these estimates, past and current experiences, assumptions underlying future events, and other objective and subjective factors were taken into account. Among the significant items subject to estimates are: the provision for contingencies, the provision for actuarial liabilities and intangibles (as regards the analysis of their recoverability). Due to the inaccuracies inherent in their determination, when settled, the transactions involving estimates may result in rather different amounts from those reflected in the financial statements.

4 Cash and cash equivalents

11/2009

Cash and Banks	139
Marketable securities:
CDB	35,260

35,399

5 Marketable Securities

11/2009

CDB	7,225
Federal Public Securities	350

7,575

Current portion	(50)

Long-term potion	7,525

These investments are redeemable at any time, with no significant loss on recorded yield, except in the case of long-term investments earmarked for use in connection with legal suits. The company’s average yield on TIM Participações´ consolidated investments is 105.41% of the CDI – Interbank Deposit Certificate variation.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

6 Taxes and contributions recoverable

11/2009

Income tax	7,323
IRRF recoverable	851
Other	2

8,176

Current portion	(853)

Long-term potion	7,323

The long-term portion basically refers to income tax and social contribution recoverable.

The Company has filed suits against the alleged unconstitutionality, of Law 9.718 for expanding the basis of calculation of taxes dealt with therein, and preventing collection of PIS and COFINS on other revenues than those arising from the Company’s sales. However, as the Company has not had a final favorable sentence, no PIS and COFINS credits have been recorded. According to the Management, there is the probability of a favorable outcome to these companies. The amount involved is R$ 18,198, monetarily adjusted.

7 Investment

11/2009

Investment
Subsidiary – TIM Celular	7,650,213

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

(a) Shareholding in subsidiary:

TIM Celular

11/2009

- Subsidiary

Number of shares held	31,506,833,561

Participation in total capital	100%

Shareholders´ equity	7,650,213

Income (Loss) for the period	(138,655)

Equity pickup	(138,655)

Investment amount	7,634,332
Special goodwill reserve (*)	15,881

Investment amount	7,650,213

(*)The special goodwill reserve recorded by TIM Celular represents the parent company’s rights in future capitalizations. This tax benefit is connected with goodwill paid upon privatization of Tele Celular Sul Participações S.A. (formerly TIM Participações). This goodwill was recorded against the special goodwill reserve, under “Shareholders’ equity”. Based on the projected income and the concession duration, in the first two years amortization was at 4% p.a., and the remainder being fully amortized.

(b) Changes in investments in subsidiaries:

TIM Celular

Investment as of December 31, 2008	7,788,868

Equity pickup	(138,655)

Investment as of November 30, 2009	7,650,213

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

8 Intangibles

The amounts are demonstrated as follows:

	11/2009

	Cost	Accumulated Amortization	Net

Goodwill	16,918	(13,371)	3,547

9 Provision for contingencies

The Company is party to certain lawsuits (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies and the escrow deposits made are thus composed:

	Contingencies	Escrow Deposits

	11/2009	11/2009

Civil	35	454
Labor	3,961	4,682
Tax	-	8

	3,996	5,144

Labor contingencies

These refer to claims filed by both former employees, in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions, and former employees of service providers who, based on pertinent legislation, claim for the Company’s and/or its subsidiaries´ accountability for labor obligations defaulted on by their outsourced employers.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

Tax Contingencies

IR and CSLL

In 2008, the Company was served a notice of delinquency issued by the Finance Office of the State of Rio de Janeiro, amounting to R$3,227, on the grounds of an alleged failure to validate the offsetting and use of the negative balance of IRPJ for calendar year 2003. Based on the opinion of its internal and external legal advisors, the Company management concluded that the chances of loss were probable. In September 2009, the Company started to participate in the Tax Recovery program (REFIS), paying the contingency, which, due to the restatement, has resulted in R$1,702 in the eleven-month period ended November 30, 2009.

Contingencies involving possible losses

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving a risk of loss that is classified as possible or remote by the management and the Company’s lawyers. No provision has been set up for these contingencies, which can be thus shown:

11/2009

Civil	2,564
Labor	7,578
Tax	13,097

23,239

10 Shareholders’ equity

a. Capital

As deliberated upon by the Administrative Council, regardless of the statutory reform, the Company is authorized to increase its capital by up to 2,500,000,000 (two billion and five hundred million) common or preferred shares.

The Capital subscribed and paid-in comprises shares without par value, thus distributed:

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

11/2009

Number of common shares	799,924,805
Number of preferred shares	1,548,522,231

2,348,447,036

b. Capital reserves

Special Goodwill Reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, through issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class upon the new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM). During the eleven-month period ended November 30, 2009, the Company made a capital increase amounting to R$18,761, through capitalization of a portion of special goodwill reserve.

c. Revenue reserves

Legal Reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company is not authorized to set up a legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated losses.

Reserve for Expansion

This reserve, which is set up based on paragraph 2, article 46 of the by-laws and article 194 of Law 6.404/76, is intended to fund investment and network expansion projects.

d. Dividends

Dividends are calculated in accordance with the Company’s by-laws and the Brazilian Corporate Law (“Lei das Sociedades por Ações”).

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

As stipulated in its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting but take priority on: (i) the payment of capital at no premium, and (ii) payment of a minimum non cumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

In order to comply with Law 10.303/01, the Company’s by-laws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

Dividends not claimed in the three-year period are reversed on behalf of the Company. During the eleven-month period ended November 30, 2009, the amount of R$4,789 was reversed on behalf of the Company recorded as reserve for expansion in shareholders’ equity. Prior-year dividends and interest on equity capital not yet expired, in the amount of R$20,538, are recorded in current liabilities as dividends payable.

11 General and administrative expenses

11/2009

Personnel	(1,334)
Third parties´ services	(6,673)
Other	(212)

(8,219)

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

12 Other operating revenues (expenses), net

11/2009

Revenues

Reversal of the provision for contingencies	2,517

Expenses
Provision for contingencies	(473)
Other operating expenses	(34)

(507)

Other operating revenues (expenses), net	2,010

13 Financial income

11/2009

Interest on short-term investments	3,627
Monetary adjustment	561
Exchange variation	4
Other revenues	6

4,198

14 Financial expenses

11/2009

Monetary adjustment	200
Exchange variation	(6)
Other expenses	(88)

106

15 Pension plans and other post-employment benefits

11/2009

Term of atypical contractual relationship	4,052
PAMA	427

4,479

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

Supplementary Pension Plan

On August 7, 2006, the Company’s administrative council approved the implementation by Itaú Vida e Previdência S.A, of PGBL and VGBL Supplementary Pension Plans. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries are eligible for these supplementary plans.

Term of Atypical Contractual Relationship

The Company is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982, to whom a supplementary pension is granted, on the condition that the retirement only occurs after a minimum service length of 30 years for men and 25 years for women.

As a result of Telebrás split in June 1998, the Company opted for extinguishment of this supplementary pension plan, and accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer to the PBT-SISTEL plan of the obligations assumed under this plan. Most of the participants opted for payment in cash or adherence to the PBT-SISTEL plan, the remainder, duly provided for, will be used to cover benefits due to employees who have not made their option (4 employees as of November 30, 2009).

SISTEL and TIMPREV

The Company haS sponsored a private defined benefits pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

As in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries, like other companies resulting from the former TELEBRÁS system, in 2002 started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies, with the possibility of migration to this plan of the employee groups linked to SISTEL.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling no. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV´s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

  Normal retirement pension
  Early retirement pension
  Disability pension
  Deferred proportional benefit
  Death pension

However, as not all of the Company’s and its subsidiaries´ employees have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PAMA: health care plan for retired employees and their dependents, on a shared-cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Deliberation No, 371, the actuarial position of these plans represents a surplus not recorded by the Company as it was impossible to recover these amounts, and also considering that the amount of contributions will not be reduced for the future sponsor.

16 Management’s fees

The fees paid to the management of the Company and its subsidiaries in the eleven-month period ended November 30, 2009 totaled R$ 6,182.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

17 Tax credits

On November 30, 2009, the Company’s tax losses related to both income and social contribution taxes amounted to R$25,025 and R$25,741, respectively, to be offset against future taxable profit. While these tax losses may be carried forward indefinitely, the Company may only offset the amount equivalent to 30% of taxable profit made each year.

Tax credits related to both income and social contribution taxes, amounting to approximately R$8,500, on respective tax losses will be recorded in the financial statements only when the Company management assesses the likelihood of their realization through generation of future taxable profit as effective and consistent.

18 Other information

Acquisition of Intelig

On April 16, 2009 the Company signed an agreement for acquisition of majority equity interest of Intelig Telecomunicações Ltda., through merger of Holdco Participações Ltda., direct parent company of Intelig Telecomunicações Ltda., with TIM Participações.

The Merger Agreement plans the acquisition will occur through the Company’s merger of Holdco Participações Ltda. (“HOLDCO”), a company that controls Intelig. Conclusion of this merger is subject to certain conditions, specially related to the previous approval by Agência Nacional de Telecomunicações – ANATEL, and the conclusion of the Intelig corporate and financing restructuring process. In August, such merger was previously approved by ANATEL, whilst the stage of Intelig’s capital and financial reorganization was substantially completed.

On November 30, 2009 TIM PART and Docas made addenda to the Merger Agreement and to the shareholders agreement signed on April 16, 2009 as an Addendum to and Consolidation of the Merger Agreement (“Addendum to the Merger Agreement”), as ratified in the meeting held by the TIM PART’s board of directors. These addenda aim at adapting some conditions originally set forth in the agreement, maintaining the provision that the merger will take place until year end.

The Addendum to the Merger Agreement and other agreements signed on this date by and between TIM PART and Docas maintain the structure of acquisition through merger already described in the Material News Release of April 16, 2009, without changing the enterprise value, allowing however a portion of Intelig’s financial debt, remaining from the financing reorganization process, to be taken on by TIM PART at the time of the merger with HOLDCO for nearly US$70 million.

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL INFORMATION – Continued
November 30, 2009
(In thousands of reais, except when indicated otherwise)

This adjustment will lead to the change in the swap ratio of shares issued by TIM PART attributable to JVCO Participações Ltda. in connection with the merger. Such ratio will be up to 6.15% (six point fifteen percent) of total common shares and up to 6.15% (six point fifteen percent) of total preferred shares to 5.14% (five point fourteen percent) of total common shares and up to 5.14% (five point fourteen percent) of total preferred shares issued by TIM PART. The aforesaid swap ratio is subject to confirmation through economic valuation by an independent financial institution. The Addendum to the Merger Agreement also requires the operation to be completed by meeting some conditions precedent, whose implementation will be announced as soon as fully checked by TIM PART and Docas.

With a view to complying with the provisions of the addendum to the merger agreement, on November 30, 2009 Docas Investimentos S.A., an indirect parent company of Holdco, which in its turn is a direct parent company of Intelig Telecomunicações S.A., deposited R$6,500 in the Bank Deposit Certificate (CDB) account held by TIM Participações as an escrow to a legal suit filed by former employees of Gazeta Mercantil, a company owned by the Docas Group. The related amount is disclosed in the “Long-term investments” and “Other Liabilities” accounts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 15, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.